January 5, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Altimeter Growth Corp. 2
Registration Statement on Form S-1
Filed December 17, 2020, as amended
File No. 333-251431

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join, for themselves and the several underwriters, in the request of Altimeter Growth Corp. 2 that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 6, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 2650 copies of the Preliminary Prospectus dated December 29, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Samy Peyret
Name: Samy Peyret
Title: Vice President

Goldman Sachs & Co. LLC

By:	/s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

Morgan Stanley & Co. LLC

By:	/s/ Jason Peyer
Name: Jason Peyer
Title: Vice President